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                             Franklin Wireless Corp.
                         5440 Morehouse Dr., Suite 1000
                               San Diego, CA 92121

March 3, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:    Joe Cascarano

Re:      Franklin Wireless Corp.
         Form 10-K for the fiscal year ended June 30, 2008, filed September 26, 2008 and Form 10-Q for the quarter ended September 30, 2008, filed November 14, 2008


Dear Mr. Cascarano:

This is in response to your letter of February 17, 2009 concerning the Annual Report on Form 10-K for the year ended June 30, 2008, and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, of Franklin Wireless Corp.

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff's letter.


FORM 10-K FOR YEAR ENDING JUNE 30, 2008

Note 3 - Summary of Significant Accounting Policies
---------------------------------------------------

         Cash and Cash Equivalents, page F-8
         -----------------------------------

         1. Your letter asked us to explain how the policy of considering all highly liquid investments purchased with original maturities of six months or less to be cash equivalents complies with GAAP, or revise.

                  We plan to file an amended Annual Report on Form 10-K for the year ended June 30, 2008, in which we will classify only highly liquid investments with original maturities of three months or less to be cash equivalents, consistent with Paragraph 8 of SFAS No. 95.


         Advertising and Marketing Costs, page F-9
         -----------------------------------------

         2. Your letter asked us to explain why we accounted for certain sales commissions as expenses, in accordance with EITF 01-9.

                  The amounts incurred by us for the sales commission reflected in Note 3 to the June 30, 2008 financial statements under the caption "Advertising and Marketing Costs" were not classified as expenses in accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer". In our amended filings, we plan to revise the disclosure in Note 3 for Advertising and Marketing costs, to exclude sales commission expenses. We will disclose the sales commission expenses separately to avoid confusion.


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                  In accordance with EITF 01-9, the costs of $218,000 incurred by us for the marketing development fund arrangements have been recognized as expenses. We made the payments to two customers, in order to receive the identifiable advertising services in exchange for the marketing development fund arrangements. For the year ended June 30, 2008, the customers have provided us with the advertising services (such as production of hangers, flyers, posters, and generic brochures) for their national campaign of our products in Mexico, in accordance with the arrangements to specify the type and volume of advertising to be provided. The advertising services we received were sufficiently separable from the customers' purchases of our products such that we could have purchased the advertising services from a third party. Since we ensure that the sales to the customers and the purchases from them are separate events, and ensure that the net fee can be appropriately allocated to the events, based on fair value, we determined to account for the marketing development fund arrangements as expenses, in accordance with EITF 01-9.

         Note 14 - Income Taxes, page F-17
         ---------------------------------

         3. Your letter asked us to provide an explanation of why our conclusion, that it is more likely than not that the Company will not generate taxable income through 2026, is reasonable.

                  For the year ended June 30, 2008, we provided a full valuation allowance on our net deferred tax assets based on the available evidence, both positive and negative, to determine whether a valuation allowance is needed. Based on our pre-tax book incomes (losses) and taxable incomes (losses) during the past years, and based on the earnings history and the future forecast of the Company, we determined that there was not enough positive evidence to support releasing the valuation allowance.

                  The Company's earnings (losses) before income taxes, as reflected in our audited financial statements, and taxable incomes (losses) reflected in our federal income tax returns, during the past years are as follows:

                  -------------------------------------------------------------------------------------------------------------
                                                                                                                       Taxable
                                                                        Earnings (Losses) before               incomes(losses)
                                          Fiscal periods            income taxes per Form 10-KSB                per tax return
                  -------------------------------------------------------------------------------------------------------------
                     Pre-acquisition NOLs accumulated, a
                  section 382 limitation up to 6/30/2003                        $   (25,810,016)              $   (20,994,938)
                                               6/30/2004                             (2,285,068)                   (1,481,243)
                                               6/30/2005                               (653,242)                     (690,516)
                                               6/30/2006                               (277,590)                     (291,681)

                                               6/30/2007                               1,335,287                     1,563,440
                  -------------------------------------------------------------------------------------------------------------
                                                   Total                        $   (27,690,629)              $   (21,894,938)
                  -------------------------------------------------------------------------------------------------------------

                  The Company's earnings (losses) before income taxes, based on the Company's forecast for the future three years, were as follows:

                  -----------------------------------------------------------
                   Fiscal periods                   Earnings (Losses) before
                                                      income taxes estimated
                  -----------------------------------------------------------
                        6/30/2009                   $                  (555)
                        6/30/2010                                  (153,521)
                        6/30/2011                                   (88,879)
                  -----------------------------------------------------------
                            Total                   $              (242,955)
                  -----------------------------------------------------------

         4. Your letter asked us to revise the table on page 66 summarizing the components of our income tax expense, to report separately the benefits of operating loss carryforwards, pursuant to Paragraph 45e of SFAS No. 109. This revision will be reflected in our amended filings.


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         5.       Your letter asked us to explain why our entire current federal income tax expense for the period was not offset from the benefit of net operating loss carryforwards.

                  The Company's merger, entered into on August 25th, 2003, triggered a Section 382 limitation on the pre-acquisition net operating losses of $25,810,016, which had accumulated as of the merger date. According to the limitation under Section 382, the maximum potential net operating losses usable amounted to approximately $7.9 million, based on an annual limitation of $398,888 multiplied by 20 years of the net operating loss carryforwards period. For the year ended June 30, 2008, we were unable to offset our entire current federal income tax expense from the benefit of our net operating loss carryforwards due to the annual limitation set by Section 382 and the total exhaustion of the post-acquisition net operating loss carryforwards.

         6. Your letter asked us to provide the disclosure required pursuant to Paragraph 47 of SFAS No. 109. We will incorporate your request in our amended filing accordingly.

We plan to file the amended reports shortly. If you have any questions or concerns related to any of these items, or our proposed revisions, please let us know.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned at (858) 623-0000 with any questions regarding this letter.

                                               Very truly yours,



                                               /s/ OC Kim
                                               ---------------------------------
                                               OC Kim, President
                                               Franklin Wireless Corp.


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